[Letterhead of]

ARNOLD & PORTER LLP

October 15, 2010

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

James E. O’Connor, Esq. Attorney/Advisor Division of Investment Management 100 F Street, N.E. United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.

Registration Statement on Form N-2

File Nos. 333-167730 and 814-00827

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Fund”), we are responding to the letter of August 26, 2010 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to the Fund setting forth the comments of the staff of the SEC’s Division of Investment Management (the “Staff”) on the Fund’s Registration Statement on Form N-2, File Nos. 333-167730 and 814-00827 (the “Registration Statement”). Concurrently with this letter, the Fund is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). This letter, together with the Amendment, sets forth the Fund’s responses to the Staff’s comments contained in the Comment Letter, as well as certain additional and revised disclosure.

To facilitate the Staff’s review, the numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Fund’s response. All page references in the responses set forth below refer to pages of the Amendment. Terms used herein and otherwise not defined in this response have the meanings set forth in the Registration Statement.

James E. O’Connor, Esq.

October 15, 2010

Prospectus

Cover Pages

1.	The disclosure on the front cover states that the Fund “has elected to be regulated as a business development company.” The Fund should make its election by filing Form N-54A before its registration is declared effective, or revise the disclosure accordingly.

Response to Comment 1:

The Fund confirms that it will file a Form N-54A before the Registration Statement is declared effective.

2.	Please disclose in the second paragraph on the front page, which discusses the Fund’s investment objective, the following information: (1) the loans in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be rated below investment grade or “junk;” and (3) below-investment-grade indebtedness is predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

Response to Comment 2:

As requested, the Fund has added disclosure responsive to the Staff’s comment in the second paragraph on the front page of the prospectus.

3.	The disclosure states: “if our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of selling commissions and marketing support fees, that is below our net asset value per share.” Please add that the following: “this policy means that, because the sales load is 10%, no more than 90 cents of every dollar you invest will be used to purchase Fund shares.

Response to Comment 3:

The sales load per share does not affect the net proceeds per share available to the Fund or the number of shares purchased by an investor. The Fund respectfully points out that the maximum sales load is 10% and the minimum sales load is 0%. Thus, at least 90 cents and up to 100 cents of every dollar of an

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October 15, 2010

investor’s subscription will be used to purchase Fund shares and constitute net proceeds to the Fund. The amount available as net proceeds per share to the Fund is prominently disclosed in the chart on the cover. Accordingly, the Fund does not believe that the requested disclosure is accurate.

4.	Please replace the corresponding disclosure in the fifth paragraph with the following in bold typeface at least as large as the seventh paragraph that discusses “risk”:

The shares have no market and you should not expect to be able to resell your shares. If you are able to sell your shares, you should expect to incur a significant loss. Our board of trustees may decide to create a share repurchase program, but only a very limited number of shares will be eligible for repurchase by the Fund. You should consider that you will be locked into your investment, at least until 2018, regardless of how we perform. See “Shareholder Liquidity Strategy,” page _.

In addition, put this statement into the “Subscription Agreement,” in the same typeface as the “backup withholding” statement, immediately above the signature line.

Response to Comment 4:

In response to the Staff’s comment, the Fund has revised the Registration Statement in the fifth paragraph on the front page of the prospectus and inserted additional language immediately above the signature line in the Subscription Agreement. However, the Fund has not included the reference to the year “2018” or to any other year because the date of any such liquidity event will be fixed at the discretion of our board of directors, and could occur sooner. The 2018 date is merely an outer bound date by which the Fund’s board of directors must consider a liquidity event.

5.	The disclosure, on pages 18 and 24, provides that investments in the Fund are subject to dilution. Please mention briefly the risk of dilution on the front page and provide a citation to the discussions of dilution risk in the body of the prospectus. The prospectus mentions, on pages 49 and 58, no-load sales that will cause dilution. Please disclose, where appropriate, the purpose of what appear to be private placements to insiders and whether any additional such no-load sales may occur.

James E. O’Connor, Esq.

October 15, 2010

Response to Comment 5:

In response to the Staff’s comment, the Fund has included a brief statement about the risk of dilution on the front page of the prospectus and a cross-reference to the discussion of dilution risk on page 23. In addition, the second paragraph on page 18 of the initial filing (“Under the 1940 Act…you will experience dilution”) has been moved by the Fund to, and combined with, the related disclosure on page 23 (“A shareholder’s interest…value of his or her shares”). Disclosure regarding the purpose of such sales and a statement concerning the absence as of the effective date of any plans by the Fund to consummate any further such sales have been added by the Fund to the last paragraph on page 47. As noted above, net proceeds per share to the Fund are the same in both load and no-load sales.

6.	Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered “highly speculative” and “involving an extremely high degree of risk.”

Response to Comment 6:

The Fund has reviewed the requirements of Item 1.1.j. of Form N-2 and believes that the current legend fully complies with that line item. In that regard, the Fund respectfully submits that phrases like “highly speculative” or “extremely high degree of risk” are subjective in nature and not meaningful to investors. The Fund believes that, without including the additional phrases requested by the Staff’s comment, the disclosure in the prospectus provides information necessary and appropriate to permit potential investors to evaluate the risks and merits of an investment.

7.	Do not bold the statement required by Rule 481(b)(1) under the 1933 Act.

Response to Comment 7:

As requested, the Fund has changed the typeface of the statement required by Rule 481(b)(1) under the 1933 Act so that the statement is no longer in bold lettering.

8.	The statements about “forecasts,” which accompanies the Rule 481(b)(1) statement, is legal jargon and more appropriate in the body of the prospectus, where it also appears. Please delete it. See Rule 421(d) of Regulation C.

James E. O’Connor, Esq.

October 15, 2010

Response to Comment 8:

In response to the Staff’s comment, the Fund has deleted this statement.

9.	Please inform us what requirements in the 1940 Act or the rules and regulations thereunder require forecasts.

Response to Comment 9:

As requested, the Fund has deleted its reference to “forecasts” being required by the 1940 Act or the rules and regulations thereunder.

10.	Please present the Fund’s pricing table in conformity with the table shown in Instruction 5 to Item 1.1.g. of Form N-2. As noted on page 43, “sales commissions” and “marketing support fees” are components of “sales load” and they may be broken out only in a footnote to the table. Please also define the term “marketing support fees.”

Response to Comment 10:

As requested, the Fund has adjusted the pricing table to conform with the table shown in Instruction 5 to Item 1.1.g. Pursuant to the Staff’s request, the Fund has added a definition of the term “marketing support fee” to the footnote disclosure of the pricing table.

11.	Please explain in your response letter how the Fund will account for the offering expenses and sales load.

Response to Comment 11:

Sales load (including selling commissions, marketing support fees and reimbursements for managing dealer expenses) will be charged to paid-in capital on the Fund’s balance sheet. Organization expenses will be expensed on the Fund’s income statement. Continuous offering expenses, excluding sales load, will be capitalized on the Fund’s balance sheet as deferred offering expenses and expensed to the Fund’s income statement over 12 months.

12.	Please revise footnote “2” to the pricing table as follows:

In addition to deducting a sales load of 10%, we will deduct up to 5% more from your purchase payment for offering expenses. (We estimate that we will incur approximately $100,000 of expenses if the minimum number of common shares ($2

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October 15, 2010

million) is sold — in which case you will pay an additional 5% of your purchase price — and approximately $22.5 million of expenses if the maximum number of common shares ($1.5 billion) is sold — in which case you will pay an additional 1.5% of your purchase price. See page 46.

Response to Comment 12:

In response to the Staff’s comment, the Fund has revised footnote 2 as follows:

In addition to the sales load, we estimate that we will incur in connection with this offering approximately $100,000 of expenses (approximately 5% of the gross proceeds, assuming gross proceeds of $2 million sold at $10.00 per share) if the minimum number of common shares is sold, and approximately $22.5 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of common shares is sold at $10.00 per share.

The Fund respectfully submits that it is inappropriate to include a cross-reference to a page number in a footnote to the required pricing table.

13.	Please add the additional information required by Instruction 5 to item 1.1.9. of Form N-2.

Response to Comment 13:

As requested, the Fund has expanded the fee table disclosure to include information regarding the termination date of the offering and escrow arrangements for offering subscription funds, as required by Instruction 5 to Item 1.1.g of Form N-2.

14.	Please explain why the offering expenses vary so significantly based on the number of shares sold?

Response to Comment 14:

At the minimum offering level, the offering expense amount is capped through the application of FINRA Rule 2310(4)(B)(i), which generally limits all organization and offering expenses, including selling commissions, to 15% of gross proceeds. Thus, 15% of gross offering proceeds less 10% for commissions and

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October 15, 2010

marketing support fees leaves a maximum remainder of 5% for issuer-related offering expenses. As noted elsewhere in the prospectus, the Advisors have committed to pay all offering expenses incurred by the Fund in excess of 5% of the gross proceeds of the offering. The Fund does not expect organization and offering expenses to increase in direct proportion to the realized amount of gross proceeds. Accordingly, as the gross proceeds increase, the organization and offering expenses become a less significant percentage of the total. Item 27 of Form N-2 provides the details for issuer-related offering expenses in connection with the maximum offering amount.

15.	Please make sure the date of the prospectus is on the outside front cover.

Response to Comment 15:

A placeholder for the date of the prospectus is included on the outside front cover and, following effectiveness of the registration, will be revised to show the date of the final prospectus.

16.	It appears that, based on its responsibilities, CNL Securities Corp. would be more accurately referred to as an “underwriter” or “managing underwriter,” rather than a “managing dealer.” If CNL is an underwriter, please so designate it or explain to us why it is not.

Response to Comment 16:

The Fund has considered the Staff’s comment and concluded that the term “Managing Dealer” is accurate and most appropriately reflects the role of CNL Securities Corp. (“CSC”) in the offering process. CSC is a registered broker-dealer that will act as a wholesaler of the Fund’s shares by identifying and entering into agreements with retail broker-dealers that will offer the shares on a “best efforts” basis. The retail broker-dealers will sell the Fund’s shares to investors whose financial advisers typically will initiate the sales contact with the investors. Both CSC and the retail broker-dealers will act on behalf of the Fund on an “agency,” rather than a “principal” basis. CSC will neither purchase the shares with a view to distribution nor coordinate distribution of the shares to investors at any time.

In addition, the Fund believes that the term “managing dealer” is commonly used and understood in connection with this type of continuous retail offering, whereas the term “underwriter” is commonly used with respect to a firm acting on a “principal” basis in the distribution of securities. We note that numerous examples

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October 15, 2010

of the “managing dealer” terminology may be found in registration statements for real estate investment trusts that are offered in a similar manner.

Prospectus Summary

1.	In all of the Summary subsections, please include citations, including page numbers, to the more detailed discussions in the body of the prospectus.

Response to Comment 1:

As requested, the Fund has revised the prospectus summary to include such citations.

2.	The disclosure on page 3 states: “we believe that this disciplined investment process enables us to select high quality targets and make investments that will perform well in a broad range of economic environments.” The Fund will be investing in below-investment grade debt instruments and assets classified as “Level 3” by FASB Accounting Standards Codification Topic 820 (“Topic 820”). Accordingly, please delete this statement.

Response to Comment 2:

The Fund has made the requested deletion.

3.	The disclosure on page 3 also states: “our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by selecting high-quality investments…” Please delete the term “high quality.”

Response to Comment 3:

The Fund has made the requested deletion.

4.	The disclosure on page 4 states that the Fund “will seek to provide capital to medium- and large-sized companies” and also states that it will seek “privately owned-businesses.” Please explain how these goals are consistent.

James E. O’Connor, Esq.

October 15, 2010

Response to Comment 4:

As disclosed in the prospectus, the Fund expects to focus on companies with enterprise values ranging from $100 million to $4 billion. The Fund believes companies in this range are properly categorized as medium- to large-sized companies. These medium- and large-sized companies may also be private companies if they neither have a class of securities traded on a securities exchange nor registered under the Securities Exchange Act of 1934. Accordingly, the Fund believes that the disclosures in the prospectus regarding the Fund’s intention to invest in medium- and large-sized companies and privately owned-businesses are not mutually inconsistent. In addition, as discussed in the Fund’s response to comment 5 immediately below, such medium- or large-sized companies may also qualify as “eligible portfolio companies” for business development companies under Section 55(a) of the 1940 Act.

5.	The disclosure on page 4 states: “although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $100 million to $4 billion.” Do these investments meet the requirement for “eligible securities” of Section 2(a)(46) of the 1940 Act? Please disclose the meaning of the term “enterprise value.”

Response to Comment 5:

The Fund is aware that, under Section 55(a) of the 1940 Act, it generally may not acquire any asset unless, at the time that acquisition is made, at least 70% of the Fund’s total assets comprise (a) securities issued by “eligible portfolio companies” as defined in Section 2(a)(46) of the 1940 Act or (b) cash, government securities or short-term, high-quality debt securities. The Fund intends to structure its portfolio to ensure it complies with this requirement. To this end, among companies within the $100 million to $4 billion range of enterprise values on which the Fund intends to focus, the Fund expects to focus primarily on those that would also qualify as “eligible portfolio companies.” Each of these eligible portfolio companies would (i) be organized under the laws of, and have its principal place of business in, the United States; (ii) be neither an investment company as defined in Section 3 of the 1940 Act nor a company that would be an investment company except for the exclusion from the definition of investment company in Section 3(c); and (iii) not have a class of securities traded on a national securities exchange.

As requested, the Fund has modified disclosures on page 4 and page 34 to include a definition of “enterprise value.”

James E. O’Connor, Esq.

October 15, 2010

6.	Please clarify the meaning of the statement, on page 4: “we expect to favor companies in which management’s incentives appear to be closely aligned with major capital providers, such as us.”

Response to Comment 6:

The Fund intends to invest in portfolio companies with management “pay for performance” incentives that align management’s financial interests with the portfolio company’s security holders. For example, the Fund would seek to invest in a portfolio company with a management team that has equity capital invested in the company, or in a company that has incentive-based compensation that economically rewards positive operating performance, rather than a company whose management team has no monetary investment in the company, or a company with a management compensation structure that is fixed without regard to such company’s financial performance. The Fund’s investment objective includes providing current income and, to a lesser extent, capital appreciation, for its investors. The Fund believes that investing in portfolio companies whose management incentives are aligned with those of their capital providers is consistent with this investment objective. The Fund has added clarifying language consistent with the foregoing to the disclosure referenced in this comment.

7.	Please clarify the meaning of the phrase, on page 4: “with stable competitive and regulatory frameworks.”

Response to Comment 7:

The phrase “with stable competitive and regulatory frameworks” describes the types of industries in which the Fund intends to invest. The Fund plans to invest in industries that it believes have established and stable regulatory structures and are subject to consistent regulation. The Fund also intends to invest in industries that it believes will have limited competitive volatility. Examples of these could include companies in industries characterized by relatively high barriers to entry (such as stringent licensing requirements, specialized technologies, highly skilled workforces, and potentially hazardous and technically sensitive work), low demand uncertainty for industry products or services, and historically strong margins. In addition, the Fund does not intend to invest in start-up companies or companies with speculative business plans. The Fund has added clarifying language consistent with the foregoing to the disclosure referenced in this comment.

8.

With respect to the disclosure on page 4: “As a business development company under the 1940 Act, we will, focus on and invest at least 70% of our investments in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act

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October 15, 2010

limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights.

a)	Please change “investments” to “total assets.”

b)	What are the 1940 Act limits on investing in foreign companies?

c)	Identify the jurisdictions “with established legal frameworks and a history of respecting creditor rights.”

Response to Comment 8:

(a) The Fund has revised the disclosure on page 4 by replacing the word “investments” with the phrase “total assets.”

(b) The 1940 Act would place limits on the ability of the Fund, as a business development company, to invest in securities not issued by “eligible portfolio companies,” which would include foreign companies, through the restrictions set forth in Section 55(a) of the 1940 Act. As discussed in the response to comment “Prospectus Summary (5)” above, Section 55(a) would generally prevent the Fund from investing more than 30% of its portfolio in securities that are issued by companies that do not meet the definition of “eligible portfolio company” found in Section 2(a)(46) of the 1940 Act. Under Section 2(a)(46), only an entity that is organized under the laws of, and has its principal place of business in, the United States, would qualify as an “eligible portfolio company.”

(c) The reference in the prospectus to foreign jurisdictions “with established legal frameworks and a history of respecting creditor rights” is presently intended by the Fund to cover the countries that are members of the European Union, as well as Canada, Australia and Japan. This is not meant by the Fund to be an immutable or exclusive categorization. Although it has no present intention to do so, the Fund may in the future change its view regarding the jurisdictions covered by such reference based on any data it deems relevant or appropriate (including, for example, The World Bank Group’s publicly available databases that provide objective measures and rankings of investor- and creditor-protection business regulations and their enforcement across more than 180 international economies). The Fund has added clarifying language consistent with the foregoing to the disclosure referenced in this comment.

9.	The disclosure, on page 4, states that “it is possible that not all of these criteria will be met by each company in which we invest.” How many have to be met?

James E. O’Connor, Esq.

October 15, 2010

Response to Comment 9:

There is no minimum limit on the number of criteria that must be met. The investment decision will be based on the totality of the relevant facts and circumstances.

10.	Page 4 also states that “prior to raising significant capital, we may make smaller investments and focus on syndicated leveraged loans and high-yield bonds.” Please define “significant capital”? Briefly explain the term “syndicated loans.” Who will issue these syndicated loans and “high-yield bonds”? Will they be issued by companies meeting the above criteria?

Response to Comment 10:

Syndicated loans are loans that are provided by a group of lenders. By pooling capital, a lender syndicate can make a single large loan rather than multiple smaller loans. This allows lenders to spread the risks and costs of providing credit. Issuers of syndicated loans include a broad cross-section of U.S. companies. After syndication, such loans are often quoted by secondary market-makers and actively traded.

As disclosed in the prospectus, the Fund reasonably expects to raise $200 million in the first year of the offering, at which point it believes it would have acquired “significant capital.”

The Fund has not set a specific sub-limit on the types of securities in which it may invest because a flexible investment mandate is one of the competitive advantages the Fund will seek to maintain as compared to some other sources of capital. The Fund cannot presently identify specific companies or types of companies that are likely to issue syndicated loans and high-yield bonds. The Fund will evaluate all investments, including any syndicated leveraged loans or high-yield bonds, through a rigorous due diligence and underwriting process and decide which of such securities available for investment meet its objective and regulatory mandates before making an investment.

11.

The “Use of Proceeds” subsection, on page 4, states: “until we are able to find such investment opportunities…we may also use a portion of the net proceeds to pay our operating expenses, fund distributions to shareholders and for general corporate purposes. The subsection, “the amount of any distributions we may make is uncertain…,” on page 14, states: “in the event that we encounter delays in locating

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October 15, 2010

suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow…” Please define: (1) “portion;” (2) “substantial portion;” and (3) “general corporate purposes.” Please clarify whether such payments from the offering proceeds could occur beyond the Fund’s startup phase? If so, please state on the cover and prominently in the summary that it is the Fund’s policy to pay distributions and expenses from the offering proceeds and borrowings.

Response to Comment 11:

In response to the Staff’s comment, the Fund has removed references to “portion” and “substantial portion” from these disclosures because they are terms the Fund cannot presently quantify or define with reasonable precision.

The payments and distributions referenced in these disclosures relate to the start-up phase of the Fund’s investment operations (during which earnings on investments might be less than Fund initial operating expenses) and are not expected to occur beyond that phase. Upon further consideration, the Fund has also deleted the phrase “general corporate purposes” from these disclosures because it is redundant with the phrase “our operating expenses,” which appears in the same disclosure.

12.	The “Use of Proceeds” subsection, on page 4, also refers to “each subscription closing.” Does “subscription” in this context refer to an multiple offerings? Please explain this term.

Response to Comment 12:

The Registration Statement covers a single continuous offering by the Fund. After the minimum offering requirement has been met, the Fund intends to continue to issue shares pursuant to subscription agreements received from prospective investors. For reasons of administrative and logistical efficiency, subscriptions will be held in escrow and released to the Fund in “batches,” and the Fund will thereupon issue shares to the relevant subscribers at once-a-month or other more frequent (e.g., bi-monthly) intervals. As used in the prospectus, the phrase “each subscription closing” refers to each issuance of shares pursuant to a release to the Fund of a batch of subscription funds.

13.	Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point

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October 15, 2010

prior to finalizing its tax figures, it should disclose clearly the components of the distribution yield, including the amount of any paid-in capital. In addition, any reports containing distribution yields should be accompanied by SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

Response to Comment 13:

The Fund intends to disclose the distribution yield in marketing and sales materials and within its financial statements. The Fund acknowledges its responsibility that, if and when it elects to disclose the distribution yield, it must also clearly disclose (a) the components of the distribution yield, including the amount of any paid-in capital, (b) the SEC yield as an accompaniment to any disclosure of the distribution yield, and (c) that the distribution yield is not a surrogate measure of the Fund’s performance.

14.	The “Suitability Standards” subsection, on page 5, states:

“Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Advisors and (e) the tax consequences of the investment.”

Who makes these determinations and how are they made? What role and responsibility does the Fund take with respect to the making of these determinations?

Response to Comment 14:

The suitability determinations are implemented by those entities selling shares on behalf of the Fund that have direct contact and interface with the subscribing investor. Under the Managing Dealer Agreement, the Managing Dealer has responsibility for implementing suitability determinations. In addition, pursuant to the terms of the forms of Participating Broker Agreement and the form of Subscription Agreement, the participating broker-dealers and their selling

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October 15, 2010

financial advisors also have responsibility for implementing suitability determinations. Accordingly, page 54 states:

“Those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, your participating broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you . . . .”

15.	The “Plan of Distribution” subsection, on page 5, states that “if our net asset value per share increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price…” Please insert the phrase “supplement the prospectus and” after “we will.”

Response to Comment 15:

The Fund has made on page 5 the revision requested by the Staff.

16.	The “Plan of Distribution” subsection, on page 5, also states that “subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers with interest and without deduction for any expenses within ten business days from the date the subscription is rejected.” Does “days” refer to “business days” or calendar days? Please clarify whether the amount returned will be net of sales charges. Why should it take 10 days?

Response to Comment 16:

The Fund confirms that the first reference to “days” refers to 30 calendar days. The Fund also confirms that there are no deductions from the amount returned to the subscriber, and that includes no deduction for sales charges. The Fund has revised the disclosure referenced in this comment by deleting the words

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October 15, 2010

“with interest.” The Fund believes that ten business days constitute a reasonable period of time in order to release the subscriber’s funds from escrow, transfer such funds to a disbursement account, draft a check, mail the check to the subscriber, and include sufficient time for mail delivery to the subscriber.

17.	Please clarify the extent to which the Fund intends to invest in foreign securities.

Response to Comment 17:

The Fund respectfully directs the Staff to the Fund’s response to comment 8(b) of this section, which response, the Fund believes, also addresses this comment.

18.	Has the Fund filed an application for exemptive relief to co-invest with affiliates? If so, what is the status?

Response to Comment 18:

The Fund confirms that the Advisors and the Fund expect to file with the Commission, shortly following the Fund’s filing with the Commission of the Amendment, an application for exemptive relief to enable the Fund to co-invest in transactions alongside certain affiliates of the Advisors.

19.	The “Share Repurchase Program” subsection, on page 6, states: “our share repurchase program will include numerous restrictions that limit your ability to sell your shares.” What are these restrictions?

Response to Comment 19:

As disclosed in the “Share Repurchase Program” section of the prospectus (which is cross-referenced in the paragraph, on page 6 of the prospectus, to which this comment relates), restrictions on a shareholder’s ability to sell shares under the share repurchase program would include the following:

•

The Fund generally intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares under its distribution reinvestment plan. However, as disclosed in the “Share Repurchase Program” section of the prospectus, at the sole discretion of its board of directors, the Fund may also use cash on hand, cash available from

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October 15, 2010

borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares.

•	The Fund will not repurchase shares in any quarter in excess of 2.5% of the weighted average of the number of shares of common stock outstanding in the prior four calendar quarters.

•	To the extent that the number of shares tendered for repurchase exceeds the number of shares that the Fund is able to purchase, the Fund will repurchase shares on a pro rata basis.

•

The Fund will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

20.	In the “Advisor Fees” subsection, on page 6, please provide the following information:

a)	Please disclose the calculation of the incentive fee on net investment income.

b)	With respect to the “subordinated liquidation incentive fee,” please clarify the meaning of the terms “the net proceeds or net value from a liquidity event” and “adjusted capital prior to such liquidity event.”

c)	With respect to the same fee, does the Advisor receive 20% of the net proceeds from the sale of portfolio companies? What is the justification for the imposition of this additional fee? What do the Advisors do to earn it?

Response to Comment 20:

The Fund provides the following responses to the Staff’s comment.

(a) The Fund has revised the first bullet that describes the incentive fee on net investment income on page 6 as follows: “…based upon our pre-incentive fee net investment income for the immediately preceding quarter. The quarterly incentive fee on net investment income will be (a) 100% of the pre-

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incentive fee net investment income of between 1.75% and 2.1875% of average adjusted capital, plus (b) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital.

(b) and (c) In response to the Staff’s comment, the Fund has revised the disclosures in the prospectus that describe (i) the incentive fee on capital gains and (ii) the subordinated liquidation incentive fee. The revised disclosures appear on pages 6, 8 and 42. As part of those revisions, the subordinated liquidation incentive fee has been renamed the subordinated listing incentive fee. Also, the Fund has added a definition of the term “adjusted capital” on page 42. The Fund believes these revisions will make it clearer that the Advisors will not, in any instance, receive 20% of the net proceeds from the sale of portfolio companies (they will only receive 20% of the realized capital gains).

21.	With respect to the “Advisor Fees” subsection, on page 6, why is the Fund not required to send prospectus supplements to the shareholders?

Response to Comment 21:

In responding to the Staff’s comment, the Fund has construed the reference to the “Adviser Fees” subsection as intended to be a reference to the “Reports to Shareholders” subsection. As described in the plan of distribution section of the Registration Statement, supplements to the Registration Statement prospectus will be delivered to subscribers to the Fund’s shares. An existing shareholder of the Fund will not, however, receive copies of such prospectus supplements (except in connection with such shareholder making a further investment in the Fund’s shares). The Fund intends to make its prospectus supplements available on its website, and they will also be available on the SEC’s website at www.sec.gov.

22.	Please move the section “CERTAIN QUESTIONS AND ANSWERS,” as well as the statement, on page 7, about the location of the Fund’s offices so that they follow the fee table.

Response to Comment 22:

The Fund has moved the section “Certain Questions and Answers” and the statement about the location of the Fund’s offices so that the captioned section and statement now follow the fee table on page 9.

23.	Please divide the question, on page 9, “will I be able to sell my shares of common stock in a secondary market or otherwise liquidate my

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investment” into two questions that discuss separately (1) whether shareholders will be able to sell their shares on a secondary market and (2) the liquidity that the Fund will provide. In addition, please clarify the disclosure as follows:

a)	Please revise the statement “because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price” to make clear that the lack of an exchange listing and the lack of a reliable NAV means that shareholders must assume that they will not be able to sell their shares, at the very least before 2018. In the event that an investor can find a buyer, however, the sales price is very likely to be at a substantial discount to the Fund’s NAV.

b)	Please make clear that the repurchase program, if it is instituted, will apply to a very limited number of the shares owned by a shareholder and those shares will be repurchased by the Fund at a discount to NAV.

c)	Please identify any “federal and state securities laws” or contracts that may restrict transfer of the shares.

d)	Does the term “securities exchange” include the NASDAQ National Market? Will the shares be quoted on any inter-dealer quotation system or electronic communications network?

e)	Will the suitability requirements apply to transfers? Specifically, will they also apply in the event of a transfer on death?

Response to Comment 23:

Pursuant to the Staff’s comment, the question captioned “Will I be able to sell my shares of common stock in a secondary market or otherwise liquidate my investment?” in the “Certain Questions and Answers” section of the prospectus has been divided into two separately discussed questions on page 10.

(a) The Fund will value its investments at fair value in accordance with the 1940 Act and SFAS No. 157, Fair Value Measurements, which is codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings. As disclosed in the prospectus, the Fund will calculate and determine net asset value in accordance with existing accounting guidance on a quarterly basis.

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October 15, 2010

Accordingly, the Fund respectfully does not believe it would be accurate or appropriate to state that there is a lack of a reliable net asset value. In addition, the disclosure already describes the possible lack of liquidity in significant detail. The Fund respectfully believes that referring to the year 2018 is not meaningful because the Fund may undertake a liquidity event earlier than that date. In response to the Staff’s comment, the Fund has clarified the disclosure to state that an investor may have to sell at a discount to his or her purchase price, which may be at a discount to net asset value.

(b) The Fund has clarified the disclosure as requested by the Staff.

(c) The Fund has deleted the clause.

(d) The NASDAQ National Market is a stock exchange by virtue of a Commission order dated January 13, 2006 (Release No. 34-53128). The Fund does not believe that the shares will be quoted initially on any inter-dealer quotation system or electronics communications network.

(e) The suitability standards would not apply to a transfer by an existing shareholder to a successor buyer, owner or inheritor, even in the event of a transfer on death.

Fees and Expenses, page 10

1.	In the narrative that precedes the fee table:

a)	Please delete the second sentence and substitute: “other expenses are estimated and may vary.” See Instruction 6 to Item 3.1. of Form N-2.

b)	Please delete the last sentence.

Response to Comment 1:

a)	The Fund has made the change requested by the Staff.

b)	The Fund has made the deletion requested by the Staff.

2.	Footnote “1” states: “as shares are sold, we will pay a maximum sales load of 10%…” Please change “we” to “you.”

Response to Comment 2:

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October 15, 2010

The Fund has made the change requested by the Staff.

3.	Footnote “2” states that the offering expense ratio is based on the assumption that the Fund will raise $200 million. We note, however, that the “minimum offering requirement” is $2 million. Please provide a representation that the Fund reasonably expects to raise $200 million in the first year of the offering.

Response to Comment 3:

The Fund confirms that it reasonably expects to raise $200 million in the first year of the offering.

4.	Footnote “2” also states that the Fund would incur offering expenses of $3 million to raise $200 million in gross proceeds. Based on the range of offering expense ratios in the table on page 46, an offering expense ratio of 1.5% for $200 million appears to be too low. Please explain this apparent discrepancy.

Response to Comment 4:

The Fund confirms its estimate that it would incur offering expenses of $3 million to raise $200 million in gross proceeds. The Fund does not expect organization and offering expenses to increase in direct proportion to the realized amount of gross proceeds as the size of the offering increases. Accordingly, as the gross proceeds increase, we expect that the organization and offering expenses will become a less significant percentage of the total offering proceeds.

5.	In the line item “Base Management Fees,” please delete “Base” and use the singular, “Fee.”

Response to Comment 5:

The Fund has changed “Base management fees” to “Management fee” as requested by the Staff.

6.

As footnote “4” notes, “annual expenses” are required to be stated as a percentage of net assets. The base management fee is 2% of gross assets. Unless you provide a representation that the Fund will not borrow for at least one year from the effective date of the registration statement, please calculate the fee based on the assumption that

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Fund will borrow on its expected first year assets at the 200% coverage limit of Section 61(a)(1) of the 1940 Act.

Response to Comment 6:

The Fund respectfully submits that Form N-2, including the instructions therein, does not require an issuer to represent, in connection with the presentation of management fees in the Fee Table, that it will not borrow for at least one year from the effective date of the registration statement. The Fund has no indebtedness, and it does not presently anticipate having any indebtedness on the effective date of the Registration Statement or borrowing during its first year after the commencement of this offering. The Fund also respectfully directs the Staff’s attention to the Fund’s response to comment 12 of this section.

7.	The narrative that precedes the example states: “we have provided an example of the projected dollar amount of total cumulative expenses (including shareholder transaction expenses and annual expenses) that would be incurred over various periods…” Please delete “cumulative” and the parenthetical.

Response to Comment 7:

The Fund has deleted “cumulative” and the parenthetical in the sentence to which this comment relates.

8.	Please confirm that the example includes the organization expenses. See Instruction 9 to Item 3.1. of Form N-2.

Response to Comment 8:

The Fund confirms that the example includes the organization expenses. The expenses in year 1 include a provision for offering and organization expenses in the amount of $115 and operating expenses of $35.

9.	The narrative that follows the example states that “if subscribers to our shares acquire shares with low or no front-end sales load, then their expenses will be lower in the first year.” Please delete this sentence. However, if the Fund may issue shares at no, or reduced, sales loads, apart from volume discounts, please include this dilution risk in the dilution risk disclosure in the summary.

Response to Comment 9:

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October 15, 2010

The Fund has deleted the last sentence in the narrative that follows the example.

The Fund confirms that the net proceeds to the Fund will not be affected by reducing the selling commissions payable in connection with subscriptions that incur low or no front-end sales loads. Furthermore, at no time will shareholders in the Fund experience dilution from the sale of shares because, barring a requisite shareholder vote to permit otherwise, the Fund’s shares will always be sold at a net price, after deduction of selling commissions and marketing support fees, that is equal to or greater than the net asset value per share of the Fund.

10.	Please define and disclose the amounts of the “pre-effective organizational and offering expenses” and “post-effective offering expenses.” If the post-effective offering expenses will be paid over time please present the present value of the payment stream.

Response to Comment 10:

The Fund has modified footnote 2 on page 8 to read as follows: “The offering expense ratio reflects $3 million of expected offering expenses to be paid by us, assuming we raise $200 million in gross proceeds. While we will target an offering expense ratio of 1.5%, it may be up to 5%. CNL and KKR will be responsible for the payment of our organization and offering expenses to the extent they exceed 5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us.”

The estimate of total offering and organization expenses (excluding selling commissions and marketing support fees) is disclosed on the cover page ($22.5 million) and in the Use of Proceeds section (page 44). The reimbursement of organization and offering expenses will occur during the offering period, but given the uncertainties in amounts and timing of such expenses, the Fund is presently unable to compute the present value of the payment stream.

11.	Please include in the summary the risks to shareholders, including the incentives to make risky investments and to leverage, created by calculating the base management fee as a percentage of total assets and the incentive fee as a percentage of the return on total assets.

Response to Comment 11:

In response to the Staff’s comment, the Fund has disclosed in the prospectus summary, on page 6, the risks to shareholders created by calculating the

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management fee as a percentage of total assets and the incentive fee as a percentage of the return on total assets.

12.	The third sentence in footnote “4” (“if we decide to borrow money to make investments…”) indicates that the Fund may leverage. The disclosure on page 22 also indicates that the Fund may use leverage. Please provide a representation that the Fund will not borrow for one year from the effective date of the registration statement. Otherwise, please revise the fee table to include the interest costs of leveraging at the 200% coverage limit.

Response to Comment 12:

The Fund respectfully submits that the instructions to Form N-2 do not require the adoption of any assumptions for debt not already incurred. Specifically, general instruction 8 to Item 3 of Form N-2 states: “‘Interest Payments on Borrowed Funds’ include all interest paid in connection with outstanding loans (including interest paid on funds borrowed to pay underwriting expenses), bonds, or other forms of debt.” In addition, any estimate of future indebtedness will depend on the availability of credit to the Fund, its rate of investment, the cost of debt capital and other factors. At this time, any estimate of the Fund’s borrowing in year one would be highly speculative, and the Fund does not presently anticipate borrowing during its first year after the commencement of this offering. The Fund confirms that, at the point it becomes leveraged, it will comply with applicable regulations requiring disclosures in any prospectus supplements and periodic and current reports.

13.	Please revise the remainder of footnote “4” to make clear that the management fees paid by the common shareholders will increase, to the extent the Fund leverages, as a result of the fact that the base management fee is calculated as a percentage of total assets and the income incentive fee is calculated as a percentage of the return on total assets.

Response to Comment 13:

The Fund has revised footnote 4 on page 8 to make clear that the management fees paid by the common shareholders will increase, to the extent the Fund utilizes leverage.

14.	Please expand footnote “5” to briefly describe all three incentive fees and to state the maximum total amount of such fees. It would be

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October 15, 2010

helpful to investors to include, by means of a footnote, a second example where the five percent return results entirely from net-realized capital gains, so that the incentive fee on capital gains can be illustrated.

Response to Comment 14:

The Fund has revised footnote 5 on page 8 to read as follows:

We may have capital gains and interest income that could result in the payment of an incentive fee in the first year after completion of this offering. The incentive fees, if any, are divided into three parts:

(i) a subordinated incentive fee on income, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of our average adjusted capital, will equal 20% of the amount of our pre-incentive fee net investment income;

(ii) an incentive fee on capital gains that will equal 20% of our capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains; and

(iii) a subordinated listing incentive fee that will equal 20% of any listing premium.

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income or generate capital gains through our investments in portfolio companies. See “Advisory Agreements and Fees” for more information concerning the incentive fees.

15.

We note that the disclosure on “SAI-4” indicates that the Fund may invest in other investment companies. Please provide an “Acquired Fund Fees and Expenses” line item if any of the Fund’s assets will be

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October 15, 2010

invested in an “acquired fund,” including a money market fund. See Instruction 10 to Item 3.1. of Form N-2.

Response to Comment 15:

The Fund confirms that it may invest in other investment companies, including money market funds. The amount of such investment is indeterminate at this time. Accordingly, the Fund has declined to add to the fee table an “Acquired Fund Fees and Expenses” line item.

Risk Factors

1.	The subsection, “a significant portion of our investment portfolio…,” on page 13, states that “the majority of our investments may not be publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors or lack an active market.” Please delete the phrase: “or lack an active market.” Is this statement consistent with the requirements of Section 55 of the 1940 Act and Rule 2a-46 under the 1940 Act that a BDC must invest at least 70% of its assets in “eligible portfolio companies,” which do not have “any class of securities listed on a national securities exchange”?

Response to Comment 1:

The Fund has deleted the phrase “or lack an active market” on page 12.

The Fund believes that the disclosure to which the last sentence of this comment relates is consistent with the requirements of Section 55 of the 1940 Act and Rule 2a-46. The Fund intends to comply with those requirements by investing its assets in the requisite percentage of companies that satisfy all three prongs of the definition of “eligible portfolio company” contained in Section 2(a)(46)(C) of the 1940 Act. To the extent necessary to so comply, the Fund would ensure that any of such companies with a class of securities listed on a national securities exchange will also have an aggregate market value of outstanding voting and non-voting common equity of less than $250 million (in accordance with Rule 2a-46).

2.

The same subsection states: “we expect to value these securities quarterly at fair value as determined in good faith by our board of directors based on input from our Advisors, a third-party independent valuation firm … our board of directors may utilize the services of an

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independent third-party valuation firm to aid it in determining the fair value of any securities.”

The subsection, “Valuation Process,” on page 54, states: “our valuation process will begin with each investment being initially valued by KKR’s investment professionals who are responsible for the portfolio investment in conjunction with KKR’s senior portfolio management team.” Page 54 also states: “an independent third-party valuation firm may be periodically engaged by KKR or our board of directors to review the valuation of our investments,” and:

“If an independent valuation firm is engaged to provide valuation assistance, it will be expected to carry out certain limited procedures that it is requested to perform. Upon completion of such limited procedures, the independent valuation firm will determine whether the fair value of those investments subjected to their limited procedures do not appear to be unreasonable. The limited procedures are not expected to involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards.”

a)	Please clarify whether the board will use a third-party pricing service to assist it with the valuation of every security that the board must fair value. If not, why would this failure, in the case of securities classified Level 3 assets, not be inconsistent with the requirements of Topic 820?

b)	Please explain to us how the “limited” engagement of third-party valuation services would not be inconsistent with the board’s fiduciary duty, in the case of securities classified as “Level 2” and, in particular, Level 3 assets under Topic 820.

c)	Please inform us whether the board will review and approve in advance the valuation methodology of any third-party pricing service it uses and whether the board will regularly review the historical accuracy of such methodologies. See Release No IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

d)	Please describe the valuation methodology that the board will use.

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October 15, 2010

e)	Please explain why the “Advisors,” including KKR, will have “input” on the valuation of the Fund’s securities given the obvious conflict of interest created, as is acknowledged in this subsection. If the advisor and sub-advisor assist the board in its fair-value determinations, how will the conflict of interest be addressed?

f)	Please also confirm that the accounting firm that audits and opines on the Fund’s financial statements will not participate in the board’s valuations of the Fund’s investments.

Response to Comment 2:

(a), (b), (c) and (e) The Fund has substantially revised the section Determination of Net Asset Value on page 52 in order to more clearly disclose (i) the responsibility of the Fund’s board of directors to establish and approve the policies and procedures for determining the fair value of portfolio investments, (ii) the responsibility of the board of directors to make the determination of fair value for certain portfolio investments, and (iii) the possible delegation by the board of directors to the Fund’s officers of the authority to test that the net proceeds per share from the sale of shares are equal to, or greater than, our then current net asset value per share on the date of each subscription closing.

(c) The Fund’s board of directors will review and approve in advance the valuation methodology of any third-party pricing service it uses and will review, on a periodic basis, the historical accuracy of such methodologies.

(d) The valuation methodology to be employed by the Fund’s board of directors will be detailed in valuation and pricing policies and procedures that will be adopted by the Fund’s board of directors before the registration statement is effective.

(f) The accounting firm that audits and opines on the Fund’s financial statements will not participate in the valuation process that ultimately leads to the conclusion by the Fund’s board of directors on the value of the Fund’s investments. The Fund’s board of directors will meet at least quarterly with the Fund’s independent auditors to discuss the results of their quarterly reviews or annual audit of the Fund’s financial statements.

3.	Page 14 discloses that “our board of directors may change our operating policies and strategies without prior notice or shareholder approval…” The subsection “our Investment Strategy,” on page 33, states: “except as restricted by the 1940 Act or the Code, we deem all of our investment policies to be non-fundamental, which means that they may be changed by our board of directors without shareholder approval.”

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October 15, 2010

a)	Please explain to us how the breadth of the possible changes that can be made without shareholder approval does not conflict with Section 13(a) of the 1940 Act.

b)	The fund’s shareholders will be locked in until 2018, with no ability to sell their shares and a minimal repurchase program. Given this fact, please explain to us how the breadth of the Fund’s ability to make policy changes without shareholder approval can be justified. If the Fund changes its investment policies, why does it not owe the current shareholders the opportunity to cash out their investments as a matter of the fiduciary duty owed to shareholders?

c)	What restrictions are referred to in the phrase “except as restricted by the 1940 Act or the Code.”

d)	Please revise the disclosure to state whether shareholders will be given advance notice, and how much, before the Fund will change any investment or operating policies or strategies described in the prospectus.

e)	Please disclose on the cover of the prospectus that the Fund has reserved the right to change all of its investment and operating policies without shareholder approval.

Response to Comment 3:

(a), (b) and (c) Section 13(a)(3) of the 1940 Act restricts a registered investment company from altering or deviating from certain fundamental investment policies, unless authorized by the vote of a majority of its outstanding voting securities. As a business development company, the Fund would not be subject to Section 13(a) and those restrictions.

It is important to note that, notwithstanding a change or repeal of the Fund’s operating policies and strategies and investment policies, numerous restrictions and limitations on the Fund’s investing and business activities would continue to exist, which would provide protections and assurances for the Fund’s shareholders. Most significantly, under Section 58 of the 1940 Act, the Fund is prohibited from changing the nature of its business so that it ceases to be a business development company, without consent of the holders of a majority of its outstanding shares.

By virtue of being a business development company, the 1940 Act imposes a number of additional restrictions on activities of the Fund, none of which would

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be affected by a change or repeal of the Fund’s operating policies and strategies and investment policies. For example, 70% of a business development company’s total assets must be invested in “qualifying assets,” as defined in the 1940 Act. Similarly, the 1940 Act limits a business development company’s ability to issue senior securities, which are generally defined as debt securities and preferred stock, in an amount in excess of one-half of the business development company’s total assets. Other examples of restrictions outlined in the 1940 Act that would continue to apply to the Fund, irrespective of any change or repeal of the Fund’s operating policies and strategies and investment policies, include limitations on investing in registered investment companies, investing in broker-dealers, sales of common stock at prices below net asset value, leverage limits and undertaking certain short sales of securities. Similarly, as a RIC under the Code, the Fund’s investment activities will be subject to certain regulatory restrictions that will shape its portfolio construction. These restrictions include investment diversification and source of income criteria that are imposed by the Code.

In sum, while the Fund’s ability to change or repeal its operating policies and strategies and investment policies under the 1940 Act will enable it to apply greater flexibility to respond to market opportunities and to avoid risk with regard to its investing activities, there will still be numerous statutory and internal restrictions on the overall nature of the Fund’s investment and business activities that are protective of its shareholders.

(d) As discussed in the preceding portions of the response to this comment, the Fund does not believe that the 1940 Act or any other applicable law requires the Fund to give its shareholders advance notice of changes to its investment or operating policies or strategies described in the prospectus (except for the requirement under Section 58 of the 1940 Act that it may not, unless authorized by the vote of a majority of its outstanding voting securities, change the nature of its business so as to cease to be, or to withdraw its election as, a business development company).

It is significant to note that Section 58 of the 1940 Act is titled “Changes in Investment Policy,” and that the only restriction on changes in investment policy by a business development company set forth therein is to prevent a business development company from ceasing to operate as a business development company without shareholder approval. This is in sharp distinction to other sections of the 1940 Act that govern the investment activities of registered investment companies, which specifically require registered investment companies to adopt fundamental investment and operating policies that can be changed only by a registered investment company’s shareholders.

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October 15, 2010

In adopting the business development company sections of the 1940 Act, Congress recognized the special needs of business development companies to retain significant flexibility in their investment policies in order to provide capital to small and medium-sized businesses. Thus, Congress saw fit to only require business development company shareholder consent in the case of changes in investment policy that would cause the business development company to cease to be qualified as such. Congress has never required business development companies to adopt other fundamental policies that could be changed only with shareholder consent.

In view of the foregoing, the Fund respectfully declines to include the disclosure suggested in paragraph (d) of this comment.

(e) As requested, the Fund has disclosed on the cover that it has reserved the right to change all of its investment and operating policies without shareholder approval.

4.	The subsection, “changes in laws or regulations governing our operations…,” on page 14, states “new legislation may be enacted (such as the Restoring American Financial Stability Act of 2010, which was passed by the U.S. Senate on May 20, 2010) or new interpretations, rulings, or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders…” Either substantiate the statement that legislation, such as the “Dodd-Frank Wall Street Reform and Consumer Protection Act,” and new SEC interpretations, rulings, or regulations could somehow “harm” the Fund’s shareholders or delete it.

Response to Comment 4:

In response to the Staff’s comment, the Fund has deleted the sentence containing the statement that legislation, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and new SEC interpretations, rulings, or regulations could harm the Fund’s shareholders.

5.

The subsection, “efforts to comply with the Sarbanes-Oxley Act … may adversely affect us,” on page 14, states: “in the event that we are unable to comply with the Sarbanes-Oxley Act and related rules, we may be adversely affected.” Please explain how and why the Fund may be adversely affected. If the Fund is unable to comply with Sarbanes-Oxley, won’t it be the Fund’s deficient “internal control over

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financial reporting” that adversely affects shareholders. This subsection also states: “as a result [of Sarbanes-Oxley], we expect to incur significant additional expenses in the near term…” Please confirm that these expenses are shown in the fee table.

Response to Comment 5:

In response to the Staff’s comment, the Fund has deleted the sentence containing the statement that if the Fund is unable to comply with the Sarbanes-Oxley Act and related rules, the Fund may be adversely affected.

The Fund confirms that the expenses set forth in the fee table include a provision for third-party expenses to comply with the Sarbanes-Oxley Act.

6.	The subsection, “any unrealized losses we experience on our portfolio may be an indication of future realized losses…,” on page 14, appears to indicate that the only adverse impact of unrealized losses is that they “could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.” Please describe the additional consequences of unrealized losses. For example, unrealized losses will reduce the value of the Fund’s assets under the rules for fair valuing assets of Topic 820, which will then be reflected in the Fund’s NAV. This decline in NAV will offset any income accrued or received that is included in the calculation of the Fund’s total return.

Response to Comment 6:

In response to the Staff’s comment, the Fund has added the following disclosure on page 14: “In addition, decreases in the market value or fair value of our investments will reduce our net asset value.”

7.	The subsections (i) on incentive compensation on pages 15 and 16, (ii) on subordinated debt on page 18, and (iii) on distributions on page 26, all discuss original issue discount risk. If any forms of OID could be a significant part of the Fund’s income, please disclose prominently in the summary the risks created by such investments, including:

a)	OID instruments have unreliable valuations because the accruals require judgments about collectability;

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October 15, 2010

b)	OID instruments create heightened credit risks because the willingness to trade higher rates for the deferral of cash payments typically represents, to some extent, a gamble by the borrower;

c)	For accounting purposes, cash distributions to shareholders representing OID income do not come from paid-in capital, although they are paid from the offering proceeds. Thus, although a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

d)	In the case of payment-in-kind “toggle” debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the incentive fee.

e)	OID creates the risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Please disclose whether there is a limit on the Fund’s ability, and how much the advisor intends, to invest in OID instruments, including PIK loans, zero coupon bonds, and any other instruments that permit the deferral of interest and principal payments. Please discuss, where appropriate, how the Fund will value its OID instruments.

Response to Comment 7:

In response to this comment, the Fund has added disclosure relating to the risks associated with investments in original issue discount (“OID”) instruments to the section captioned “Our Investment Strategy” in the prospectus summary. In addition, the Fund has added disclosure regarding the risks referenced in this comment to the “Risk Factors” section on page 18.

Although the Fund does not expect OID to represent a significant proportion of its portfolio, the Fund has not adopted any limits on its ability to invest in OID instruments. The Fund anticipates that its Advisors will consider, among other factors, the risks associated with investments in OID securities when making investment decisions. Included among the risks the Fund’s Advisors will consider is the fact that the Fund intends to continue to qualify as a registered investment company over time, and therefore will be required to distribute, in cash, at least 90% of its ordinary income, including any OID. The Fund expects the valuation of OID securities to be consistent with the valuation procedures used for the valuation of other investments made by the Fund.

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October 15, 2010

8.	With respect to the subsection, “regulations governing our operation as a business development company and RIC will affect our ability to raise capital…,” on page 18, please disclose whether the Fund currently intends to seek approval to issue shares below NAV. Does the Fund currently intend to issue securities convertible or exchangeable into Fund common shares?

Response to Comment 8:

The Fund has no present intention to (i) seek approval of its directors and shareholders, pursuant to Section 62(2) of the 1940 Act, to sell shares of its common stock at prices below the Fund’s net asset value per share, or (ii) issue securities convertible or exchangeable into shares of its common stock.

9.	With respect to subsection, “Senior Debt,” on page 18, please disclose the limits, if any, on the Fund’s ability to make loans secured by secondary liens or to make unsecured loans.

Response to Comment 9:

The Fund acknowledges the Staff’s comment and confirms that it has not established any limits regarding the amount of its investments that may be secured by secondary liens or the extent to which it may make unsecured loans. The Fund believes that the flexibility afforded in the execution of the loan type and terms under the professional management of the Advisors (i) provides a competitive advantage for the Fund as compared to other sources of capital available in the market and (ii) will allow for proactive changes to the portfolio over time in an effort to seek the best risk-adjusted returns for the Fund’s shareholders.

10.	With respect to the subsection, “various structured financial instruments for purposes of ‘hedging’,” on page 20, please disclose whether, and the extent to which, the Fund may invest in derivatives for any purpose, other than hedging portfolio risks.

Response to Comment 10:

The Fund intends to limit its investment in derivative or structured financial instruments for the sole purpose of hedging. However, in connection with a debt investment in a portfolio company, the Fund may receive equity or equity-like derivatives, including warrants, in order to satisfy the investment criteria of the Fund. In most cases, the Fund does not expect that it would hedge its long exposure created by its holding of such derivatives.

James E. O’Connor, Esq.

October 15, 2010

11.	The subsection “our shares are not listed on an exchange.:.”, on page 22, states: “since a portion of the public offering price… will be used to pay expenses and fees, the full offering price paid by the shareholders will not be invested in portfolio companies.” What “expenses and fees” are referred to by this statement?

Response to Comment 11:

The statement identified in the Staff’s comment refers to the selling commissions and marketing support fees that are itemized on the prospectus cover page, the expenses noted in footnote 2 on the prospectus cover page, the shareholder transaction expenses that are itemized in the “Fees and Expenses” section of the prospectus, and the selling commissions, marketing support fee and offering expenses that are itemized in the “Use of Proceeds” section of the prospectus.

12.	As described on page 24, please disclose in the summary risk disclosure that the Managing Dealer is an affiliate of the advisor and describe the risks that this creates.

Response to Comment 12:

In response to this comment, the Fund has added disclosure relating to this risk to the paragraph captioned “Plan of Distribution” in the prospectus summary. In addition, the Fund has augmented the risk factor referenced in this comment with additional disclosure regarding the relevant risks.

13.	With respect to the subsection, “provisions of the Maryland General Corporation Law… could deter takeover attempts…,” on page 24, please provide a representation that the Fund will not amend its by-laws to repeal the exemption from the “Maryland Control Share Acquisition Act” without first seeking the staff’s permission to do so, having regard for the provisions of Section 18(i) of the 1940 Act.

Response to Comment 13:

The Fund undertakes that it will not amend its bylaws to make itself subject to the Maryland Control Share Acquisition Act without determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the Staff that it does not object to that determination. In addition, the Fund has added the following disclosure to the risk factor referenced in this comment:

James E. O’Connor, Esq.

October 15, 2010

In addition, our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our board of directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. Although we do not presently intend to adopt such an amendment to our bylaws, there can be no assurance that our bylaws will not be so amended at any time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

14.	With respect to the disclosure on page 25, does the Fund intend to issue preferred shares within a year from the effective date of the registration statement?

Response to Comment 14:

As stated in response to comment 8 under “Risk Factors” above, the Fund confirms that it does not presently intend to issue preferred shares within one year from the effective date of the Registration Statement.

Management, page 37

In the biography of Jamie M. Weinstein on page 41, please delete “holds a B.S.E. degree in Civil Engineering and Operations Research and.”

Response:

The Fund has deleted the redundant phrase in the biography of Mr. Weinstein.

Advisory Agreements and Fees, page 42

1.	The disclosure on page 42 states:

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October 15, 2010

“Our Advisors will provide such managerial assistance on our behalf to our portfolio companies that request this assistance. We may receive fees for these services and will reimburse our Advisors for their allocated costs in providing such assistance, subject to review and approval by our board of directors.”

a)	Are the reimbursements paid by the Fund to the Advisors disclosed in the fee table?

b)	How does the Fund account for the fees it receives from the portfolio companies?

c)	Do the portfolio companies pay the Fund in cash, in additional securities, or in OID securities? Does the Fund reimburse the Advisors in cash?

d)	Is the Fund’s obligation to reimburse the Advisors in the advisory contract? If it is in the advisory agreement, does the advisory agreement “precisely describe” the terms of this reimbursement arrangement? (See Section 15(a)(1) of the 1940 Act.) If the obligation is not in the advisory agreement, it should be spelled out in a separate contract that is filed as an exhibit to the registration statement.

e)	Why do the portfolio companies have to pay for the managerial assistance? What is the legal basis for portfolio companies being charged for managerial assistance?

f)	Is it a condition of the Fund’s investment that the portfolio companies pay for managerial assistance?

g)	Please inform us whether the Advisor may receive any fees directly from the portfolio companies.

h)	Please make clear that the Advisors will “make available significant managerial assistance” to the portfolio companies without their having to request it. See Section 2(a)(48) of the 1940 Act.

Response to Comment 1:

(a) Reimbursements, if any, paid by the Fund to the Advisors are not disclosed in the fee table because the amounts are presently indeterminate. The Fund would note that footnote 6 refers the reader to the prospectus section

James E. O’Connor, Esq.

October 15, 2010

“Discussion of Expected Operating Results – Expenses,” where, among the expenses listed as borne by the Fund, is included “all other expenses incurred by us or the Advisors in connection with administering our business, including expenses incurred by our Advisors in performing their obligations.”

(b) The Fund confirms that managerial assistance fees, if any, will be accounted for as revenue.

(c) The Fund confirms that managerial assistance fees, if any, will be settled in cash, and the Advisors’ expenses, if any, in providing managerial assistance will be settled in cash.

(d) The Fund confirms that its obligation to reimburse the Advisors is precisely described in the Investment Advisory Agreement and the Sub-Advisory Agreement.

(e) Fees for managerial assistance will be negotiated between the portfolio company and the Advisor or the administrator, either of whom may provide managerial assistance on behalf of the Fund, and are typically billed at cost. This is economically beneficial for the Fund’s shareholders because it compensates the Fund for the time and effort expended by the Advisor or the administrator in providing managerial assistance to portfolio companies. Also, because the Fund’s service providers may pass on to the portfolio companies these costs, the Fund’s shareholders are not penalized for providing managerial assistance. The Fund is unaware of any applicable legal prohibition with respect to charging such fees.

(f) The Fund respectfully submits that it is not a mandatory condition of the Fund’s investment, nor is it a Fund policy, that its portfolio companies pay for managerial assistance. Nor are the portfolio companies required to accept the Fund’s offer to provide managerial assistance. Rather, it is a requirement of the 1940 Act that the Fund offer to provide such managerial assistance to each eligible portfolio company if the Fund does not otherwise hold a controlling interest in such portfolio company.

(g) Other than as set forth in paragraph (e) above, neither the Advisor nor the administrator intends to receive any fees directly from portfolio companies in connection with providing managerial assistance.

(h) In response to the Staff’s comment, the Fund has added clarifying disclosure on page 33 regarding the Fund’s obligation to offer significant

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October 15, 2010

managerial assistance to portfolio companies without their having to request such assistance.

2.	Please make the examples of the calculation of the incentives fees, on SAI-13 — SAI-15, part of the subsection, “Investment Advisory Fees,” on pages 43-44. We believe that it would be helpful to investors if this combined discussion of the management fees and the examples of their calculation were moved forward in the prospectus so that it follows the risk disclosure.

Response to Comment 2:

As requested in the Staff’s comment, those examples of the calculation of the incentives fees have been moved to the subsection “Investment Advisory Fees.”

Expenses, page 48

The disclosure states that: “we expect our primary annual operating expenses to be the payment of advisor fees and other expenses under our Investment Advisory Agreement and our Administrative Services Agreement.” Please inform us about these “other expenses.” Does the Advisory Agreement “precisely describe” these “other expenses”?

Response:

All “other expenses” to be borne by the Fund, whether directly or indirectly (i.e., where incurred by the Advisors or the administrator, subject to reimbursement by the Fund), are detailed in the bullet-point items on page 46, immediately following the disclosure referenced in the Staff’s comment. The Fund confirms that the Investment Advisory Agreement and the Administrative Services Agreement (each to be filed as an exhibit to the Registration Statement) precisely describe these expenses.

Valuation of Investments, page 50

Please revise the sentence, “investments that are expected to be included in this category are our private portfolio companies” to state: “all of our private company investments will be classified as Level 3 investments.” In addition, please disclose, in the summary, the valuation risks presented by investments classified as Level 3 under Topic 820.

James E. O’Connor, Esq.

October 15, 2010

Response:

The Fund does not believe that the requested disclosure is factually accurate because there may be secondary market trading data available for some of its investments, which would be classified as Level 2 investments. The Fund has added disclosure regarding valuation risks to the prospectus summary on page 4.

Plan of Distribution, page 57

The subsection “Managing Dealer,” on page 57, discloses that the Fund will:

“reimburse the Managing Dealer for bona fide accountable due diligence expenses incurred by the Managing Dealer and/or participating broker-dealers”;

“pay CNL Capital Markets Corp., our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses;”

“reimburse the participating brokers for certain expenses incurred in connection with this offering [including] reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer bona fide training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs.”

Please explain to us why these expenses are not included in, or disclosed at, the pricing table on the cover page of the prospectus. See Instruction 2 to Item 1.1.g. of Form N-2.

Response:

The Fund classifies these expenses as issuer offering costs, not as commissions. Issuer offering costs are disclosed in footnote 2 on the cover page of the prospectus, which the Fund provided in compliance with Instruction 6 under Item 1.1.g. of Form N-2. Issuer offering costs are also disclosed by the Fund in the fee table on page 8, the table in the “Use of Proceeds” section on page 44, and in Item 27 on page C-1.

James E. O’Connor, Esq.

October 15, 2010

Special Discounts, page 58

The disclosure states:

“We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all selling commissions and marketing support fees, shortly after the commencement of the offering. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons.”

In addition, the subsection, “Use of Proceeds,” on page 46, refers to “sales to our affiliates” where “all or a portion of the selling commission and marketing support fee may be reduced or eliminated.”

a)	Who are these “individuals designated by management” and “affiliates”? How many shares will be issued to them?

b)	Are the closings of these transactions contingent upon the successful closing of the offering?

c)	Following the close of the offering, can any of these designated individuals rescind their purchases of shares?

Response:

(a) The phrase “individuals designated by management” is intended by the Fund to cover individuals who are not associated, through employment or family relationships, with CNL Financial Group or KKR & Co. or their respective affiliates, but who are otherwise known to management at CNL or KKR and also meet the suitability requirements to acquire shares in the Fund. Examples of these individuals could include the personal doctors, attorneys and advisors to key executives at CNL or KKR. As disclosed by the Fund in the paragraph to which this comment relates, there is generally no limit on the number of shares of the Fund’s common stock that may be sold to these individuals.

(b) The Fund confirms that closings of these subscriptions are contingent upon satisfaction of the minimum offering requirement, but may otherwise occur at any time during the continuous offering period of this registration.

James E. O’Connor, Esq.

October 15, 2010

(c) The Fund confirms that these designated individuals would not be entitled to rescind their share purchases following the close of the offering.

Automatic Purchase Plan and Distribution Reinvestment Plan, page 62

1.	We suggest that the Fund disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

Response to Comment 1:

The Fund acknowledges the Staff’s comment. The Fund realizes that the characterization of Fund distributions as either capital or ordinary income can affect the tax impact of such distributions to the Fund’s shareholders. Accordingly, the Fund undertakes to provide its reasonable best estimate of the tax characterization of Fund distributions in its quarterly reports in order to assist the Fund’s shareholders with their tax planning.

2.	The disclosure states:

“we expect to coordinate distribution payment dates so that the same price that is used for the monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to

[—]% of the price that the shares are sold in the offering at the monthly closing immediately following the distribution date. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share.”

a)	What is the discount on shares purchased with reinvested dividends during the public offering period? Is the discount fixed? How is it determined? Is there a risk that the discounted reinvestment purchase price could be below NAV?

b)

The public offering is scheduled to end two years after the effective date and may be extended for no more than one year. (See page 57.) After the offering ends, the reinvestment purchase price will be NAV. Why

James E. O’Connor, Esq.

October 15, 2010

can shares be purchased with distributions for a discounted price during the offering, but not afterwards?

c) It is apparent that shareholders who do not participate in the reinvestment program during the offering will suffer dilution, not simply because of their failure to participate, but because of the discount on shares purchased with reinvested dividends. Please include this additional source of dilution in the discussion of dilution risk in the summary.

Response to Comment 2:

(a) The Fund confirms that it intends to use reinvested distributions to purchase shares at 95% (i.e., at a fixed discount of 5%) of the price that the shares are sold in the offering at the closing immediately following the distribution date (the “Public Offering Price”). The Fund expects that actual reinvestment will coincide with the next scheduled subscription closing date immediately following each applicable distribution payment date.

As disclosed in the prospectus, the Fund intends to elect to be treated for federal income tax purposes as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986 (the “Code”). As a RIC, the Fund must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is referred to in the prospectus as the “Annual Distribution Requirement.” Most RICs prefer to retain their investment capital while minimizing or avoiding entity-level taxation. For that reason, it is common for RICs to prefer to pay their Annual Distribution Requirement through a distribution reinvestment plan pursuant to which some or all distributions are paid in shares unless shareholders elect to receive cash instead of shares. In order for these distributions to satisfy the Annual Distribution Requirement, however, such distributions must not constitute “preferential dividends” as described in the Code. In Rev. Rul. 83-117, the IRS ruled that, in the case of real estate investment trusts, there was not a “preferential dividend” where shareholders could elect to receive cash dividend distributions but instead reinvested and received new shares at a price equal to not less than 95% of the stock’s fair market value on the distribution date (the remaining 5% constituting the IRS’s approximation of reasonable underwriting and other costs).

There is no specific IRS guidance that addresses the facts and circumstances for a business development company or that clearly describes the methodology for determining fair market value in the context of a continuous offering by a non-traded business development company. The Fund intends to operate its distribution

James E. O’Connor, Esq.

October 15, 2010

reinvestment plan so as to reduce the risk that its distribution reinvestment plan would create preferential dividends that would otherwise disqualify the deductibility of all distributions paid by the Fund. Lacking any clear guidance from the IRS on this matter, and in reliance on Rev. Rul. 83-117 and consultations with its tax advisors, the Fund has concluded for tax purposes that the fair market value of its shares is the Public Offering Price (during the offering), or net asset value per share (during any period in which the offering is suspended or terminated). Accordingly, during the offering, the Fund expects that its distribution reinvestment plan shares will be issued at a price equal to 95% of the Public Offering Price.

As disclosed in the prospectus, the Fund intends to sell its shares in the offering at a public offering price necessary to ensure that the shares are not sold at a net price, after deduction of sales loads, that is below net asset value per share. Also as disclosed in the prospectus, the public offering price of the shares is expected to always include a provision for a sales load of up to 10%, computed as a percentage of the Public Offering Price. Accordingly, the Fund does not believe that there is any meaningful risk that the discounted reinvestment purchase price could be below net asset value per share. In fact, the net price per share in the case of the distribution reinvestment plan will typically be greater than the net price per share from regular sales of common stock.

(b) The Fund has disclosed in the prospectus that, if the offering is suspended or terminated, the distribution reinvestment purchase price will be the net asset value per share. This is because (i) during such a suspension or termination, there will be no Public Offering Price and (ii) under relevant provisions of the 1940 Act, the Fund, as a business development company, generally may not issue and sell shares at a price below net asset value per share.

(c) The Fund acknowledges the Staff’s comment. The Fund believes that, because the offering proceeds per share to the Fund will be 10% less than the public offering price, issuances under the distribution reinvestment plan at a 5% discount from the Public Offering Price would not result in dilution to the Fund’s shareholders.

Share Repurchase Program, page 64

1.

The disclosure states that “we will conduct quarterly tender offers, in accordance with the requirements of Rule 13e-4 under the Exchange Act of 1934 and the 1940 Act…” Please clarify whether this statement means that the Fund will file the tender offer statements that are required by Rule 13e-4. Alternatively, does this statement mean that

James E. O’Connor, Esq.

October 15, 2010

the Fund’s repurchase plan is intended to satisfy the requirements of Rule 23c-3 under the 1940 Act?

Response to Comment 1:

The Fund intends to comply with the requirements of Rule 13e-4, including filing a Schedule TO-I with the Division of Corporation Finance.

2.	Are the repurchases made under the program “issuer tender offers”? Does the Fund intend to request no-action relief under Rule 13e-4 with respect to this issue? In the alternative, will the Fund request an exemption from the disclosure requirements of Rule 13e-4, pursuant to the authority provided by Rule 13e-4(h)(9) under the Securities Exchange Act of 1934 (“1934 Act”)

Response to Comment 2:

As noted above, the Fund intends to treat the repurchases as “issuer tender offers” and to comply with the disclosure and filing requirements of Rule 13e-4. At the present time, the Fund does not expect to seek no-action relief.

3.	Given that the offering will continue for at least two years and that the repurchase program may start in less than two years from the date of the registration, it appears that the repurchase plan requires exemptive relief from Rule 102 of Regulation M under the 1934 Act. Please inform us whether the Fund intends to request an exemptive order and, if not, inform us why not.

Response to Comment 3:

The Fund intends to rely on the exemption from Regulation M contained in Rule 102(b)(2)(ii).

4.	Are there any circumstances in which the Fund would repurchase a shareholder’s entire interest (e.g., death or disability)?

Response to Comment 4:

The Fund does not plan to repurchase a shareholder’s entire interest under any special circumstances, including death or disability. The Share Repurchase Plan is the only means pursuant to which the Fund currently intends to repurchase shares from its investors.

James E. O’Connor, Esq.

October 15, 2010

5.	The disclosure about the repurchase program, on page 24, states that “the price at which an investor may sell shares, which will be at a price equal to our net asset value on the date of repurchase.” Who will determine NAV at this date and how will it be determined?

Response to Comment 5:

The Fund expects to coordinate the making of any tender offers with its quarterly calculation of net asset value. The Fund’s board of directors will determine net asset value in accordance with the valuation policies, procedures and methodologies approved by the Fund’s board of directors.

6.	Is there a holding period before a shareholder to participate in the repurchase program?

Response to Comment 6:

The Fund confirms that there is no mandatory holding period before a shareholder may participate in the share repurchase program.

7.	The disclosure states: “our share repurchase program has many limitations, including the limitations described above, and should not be relied upon as a method to sell shares promptly and at a desired price.” Please clarify the meaning of this sentence.

Response to Comment 7:

In response to the Staff’s comment, the Fund confirms that the limitations of the share repurchase program are disclosed in the third paragraph on page 62. In addition, the Fund has revised the disclosure to read as follows: “Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.” The Fund’s intent is to notify shareholders that there is not a market for these securities, meaning shareholders will not have options for prompt liquidity and that illiquid securities, should an investor find a buyer, may sell at a discount. In addition, the application of Rule 13e-4 tender offer rules will impose a fixed tender offer price, minimum offer periods, possible prorating of purchases, and specific cash settlement periods. Therefore, this disclosure is viewed by the Fund as appropriate in order to guide the expectations of its investors.

8.	The disclosure further states: “we will offer to repurchase shares on such terms as may be determined by our board of directors in its

James E. O’Connor, Esq.

October 15, 2010

complete and absolute discretion unless, in the judgment of our independent directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law.” Will the Advisor have any input in the Board’s decision to authorize share repurchases?

Response to Comment 8:

The Fund confirms that, pursuant to the exercise of its fiduciary duties, the Fund’s board of directors will exercise complete authority regarding the terms and conditions upon which the Fund will conduct share repurchases. With respect to these matters, the board of directors may receive input of individuals involved with the Fund, including personnel of the Advisor, but the board of directors will ultimately exercise its own business judgment and discretion.

Board of Directors, SAI-6

For the current members and each person that is appointed to the board, please disclose why the person’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the Fund, in light of the Fund’s business and structure, at the time that a filing containing the disclosure is made. See Item 18. 17. of Form N-2, (added by Investment Company Act Release No. 29092 (Dec. 16, 2009)).

Response:

The Fund has disclosed, on page 36, the particular and specific experience, qualifications, attributes or skills that led the board of directors to conclude that each director should serve as a director of the Fund, in light of the Fund’s business and structure.

Other

1.	Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

James E. O’Connor, Esq.

October 15, 2010

Response to Comment 1:

The Fund confirms that it expects, and will seek to cause its officers, directors, and beneficial owners of more than 10% of its securities to file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

2.	Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

Response to Comment 2:

The Fund will obtain FINRA clearance of the terms of the compensation arrangements before its registration is declared effective.

3.	In the future, please include a cover letter with your filings.

Response to Comment 3:

In the future, the Fund will include a cover letter with its filings.

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter or the Registration Statement.

Sincerely,

/s/ Darren C. Skinner